November 23, 2009
Tim Buchmiller
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Molex Incorporated
Annual Report on Form 10-K
for the fiscal year ended June 30, 2009
Filed August 5, 2009
File No. 000-07491
Dear Mr. Buchmiller:
This letter sets forth the responses of Molex Incorporated (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended June 30, 2009 and its Form 10-Q for the fiscal quarter ended September 30, 2009, contained in your letter dated November 16, 2009 (the “Comment Letter”).
We appreciate your review and comments and are committed to providing you with the information you have requested. Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below. Each response addresses the specific question posed and, where appropriate, commits to actions in future filings.
Item 11. Executive Compensation, page 81
Comment No. 1
We note from your disclosure under the heading “Procedures Used to Establish Executive Compensation,” which you have incorporated by reference from page 19 of your proxy statement, that each element of total direct compensation (base salary, target bonus, total cash, and long-term stock incentives) and the executive’s total direct compensation is compared and benchmarked to similar positions at peer companies. From your disclosures on pages 21 and 22, we also note that you appear to have targeted FY2009 base salaries between the 50th and 75th percentile, annual cash incentives at the median, and long-term incentives at the 75th percentile. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation and total

November 23, 2009

direct compensation fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.
Response to Comment No. 1
In applicable future filings, to the extent the Company performs such comparison, benchmarking and targeting, the Company will provide the requested discussion and analysis, which will include how each element of compensation provided to the named executive officers relates to the data we have analyzed from peer companies, where actual payments under each element of compensation and total direct compensation fell within the targeted range and, if applicable, why any named executive officers are compensated at levels that are materially different from the targeted levels of compensation.
Comment No. 2
We note that your disclosure under the heading “FY2009 Compensation Decisions and Results” on page 23 of your proxy lacks discussion or analysis regarding how you determined FY2009 stock option and restricted stock grants for named executive officers. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of restricted shares and shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.
Response to Comment No. 2
In applicable future filings, the Company will provide the requested discussion and analysis, which will include substantive analysis and insight into how our Compensation Committee made equity grant determinations with respect to each named executive officer, including the number of shares subject to the grants and, if applicable and to the extent material, why the awards varied among the named executive officers.
Form 10-Q for the quarterly period ended September 30, 2009
Item 4. Controls and Procedures, page 24
Comment No. 3
We note that your officers only concluded that your disclosure controls and procedures were effective “in providing reasonable assurance that information required to be disclosed by [you] in [your] Exchange Act filings is recorded, processed, summarized and reported within the time

November 23, 2009

period specified by the Commission’s rules and forms.” In your future filings, please ensure that you also disclose whether your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, in order to allow timely decisions regarding required disclosure.
Response to Comment No. 3
In future filings, the Company will provide the following disclosure:
Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
* * *
Further, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments or questions regarding this letter, please contact me at (630) 527-4840.

November 23, 2009

Very truly yours, MOLEX INCORPORATED
/s/ Mark R. Pacioni
Mark R. Pacioni
Corporate Secretary